Page 1 of 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of December 2024 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

13 December 2024

Santander UK plc and Santander UK Group Holdings plc – Board Appointment of Executive Director

Santander UK today announces the appointment of Enrique Alvarez Labiano, Chief Executive Officer of Retail and Business Banking, as an Executive Director to the Boards of Santander UK plc and Santander UK Group Holdings plc. His appointment to the Board of Santander UK plc is subject to regulatory approval and both appointments will take immediate effect on receipt of that approval.

Enrique began his Santander career in 2015 as Group Head of Strategy and Head of the Group Chairman's office. He moved to the UK in 2019 as Head of Strategy and Corporate Development, before he took up the role of Chief People Officer in 2020 and was subsequently appointed Head of Everyday Banking in 2021. He's been CEO of Retail and Business Banking since 2023.

Santander UK Chair, William Vereker said: *"I am delighted to welcome Enrique to the Boards of Santander UK. He brings us over 20 years of international business experience from a range of blue-chip companies and the wider Santander Group and I look forward to working with him."*

- Ends -

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2024, the bank had around 19,600 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers' eligible deposits are protected by the FSCS in the UK.

Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group's activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank's purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first quarter of 2024, Banco Santander had €1.3 trillion in total funds, 166 million customers, 8,400 branches and 211,000 employees.

For media enquiries, please contact:

Miranda Seymour	Head of Media Relations	mediarelations@santander.co.uk 07860 857999
Paul Sharratt	Head of Investor Relations	ir@santander.co.uk 07715 087 829

SIGNATURES

Page 2 of 3

Page 3 of 3 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK PLC By: / s / John Mills Name: John Mills Title: Company Secretary Dated: December 13, 2024